U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

1. Name and address of Reporting Person

Frank E. Williams, Jr.
3008 Cyrandall Valley Road
Oakton, Virginia  22124


2.  Issuer Name and Ticker or Trading Symbol

Williams Industries, Inc.  (WMSI)

3.  IRS or Social Security Number of Reporting Person
    (Voluntary)

###-##-####

4.  Statement for Month/Year

June 1999

5. If Amendment, Date of Original (Month/Year)

6.  Relationship of Reporting Person to Issuer

  X  Director
     Officer - Title -
  X  10% Owner
     Other

**********************
Table 1
Non-Derivative Securities Acquired Disposed of, or
Beneficially Owned

1.  Title of Security

Williams Industries, Inc. Common Stock

2.  Transaction Date (Month/Year)

a. 6/99
b. 6/99

3.  Transaction Code

    Code
    V

4.  Securities Acquired (A) or Disposed of (D)

    Amount    (A) or (D)    Price

a.  5000         A        $3.75
b.  1500         A        $3.75


5.  Amount of Securities Beneficially Owned at End of Month

641,273

6.  Ownership Form: Direct (D) or Indirect (I)

a. I
b. I

7.  Nature of Indirect Beneficial Ownership

a.  General Partner
b.  Power of Attorney

Table II
Derivative Securities Acquired, Disposed of, or Benefically Owned

1.  Title of Derivative Security


2.  Conversion of Exercise Price of Derivative Security

3.  Transaction Date (Month/Year)


4.  Transaction Code

    Code
    V

5.  Securities Acquired (A) or Disposed of (D)

    Amount    (A) or (D)    Price

6.  Date Exercisable and Expiration Date (Month/Date/Year)


7.  Title and Amount of Underlying Securities

    Title -
    Amount or Number of Shares -

8.  Price of Derivative Security

9.  Number of Derivative Securities Beneficially Owned at
    End of Month

10. Ownership Form of Derivative Security: Direct (D) or
    Indirect (I)

11. Nature of Indirect Beneficial Ownership



Signature

/s/ Frank E. Williams, Jr.
Frank E. Williams, Jr.